Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month Period Ended March 31, 2010

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified (CDN$1 = US$0.9849 on March 31, 2010).

The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from United States GAAP.  For a summary of differences between Canadian and United States GAAP, please refer to note 24 to the audited consolidated financial statements of Telesat Holdings Inc. for the fiscal year ended December 31, 2009 contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission and to note 8 to the unaudited consolidated financial statements for the three months ended March 31, 2010 contained in this Quarterly Report.

i

PART I.                 FINANCIAL INFORMATION

Item 1.    Financial Statements

Telesat Holdings Inc.
Consolidated Statements of Earnings (Loss)

FOR THE PERIOD ENDED MARCH 31		Three months

(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009
Operating revenues
Service revenues		195,825	198,806
Equipment sales revenues		3,412	5,244
Total operating revenues	(2)	199,237	204,050

Amortization		62,370	61,273
Operations and administration		49,288	58,239
Cost of equipment sales		2,769	4,382
Total operating expenses		114,427	123,894
Earnings (loss) from operations		84,810	80,156
Interest expense		(65,841)	(71,070)
(Loss) gain on changes in fair value of financial instruments		(40,363)	57,927
Gain (loss) on foreign exchange		113,389	(100,866)
Other income (expense)		(347)	(978)
Earnings (loss) before income taxes		91,648	(34,831)
Income tax expense	(3)	(11,522)	(4,255)
Net earnings (loss)		80,126	(39,086)
Net earnings (loss) applicable to common shares		80,126	(39,086)

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.
Consolidated Statements of Comprehensive Income (Loss)

FOR THE PERIOD ENDED MARCH 31	Three months

(in thousands of Canadian dollars) (unaudited)	2010	2009

Net earnings (loss)	80,126	(39,086)
Other comprehensive loss:
Unrealized foreign currency translation losses of self sustaining foreign operations net of related taxes	(584)	(633)
Comprehensive income (loss)	79,542	(39,719)

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.
Consolidated Statements of  Shareholders' Equity

FOR THE PERIOD ENDED MARCH 31

(in thousands of Canadian dollars) (unaudited)	Common shares	Preferred Shares	Accumulated deficit	Accumulated other comprehensive loss	Accumulated deficit and Accumulated other comprehensive loss	Contributed surplus	Total shareholders' equity

Balance at January 1, 2010	756,414	541,764	(412,389)	(7,422)	(419,811)	11,097	889,464
Stock-based compensation	-	-	-	-	-	1,409	1,409
Net earnings	-	-	80,126	-	80,126	-	80,126
Unrealized foreign currency translation losses on translation of self sustaining foreign operations	-	-	-	(584)	(584)	-	(584)
Balance at March 31, 2010	756,414	541,764	(332,263)	(8,006)	(340,269)	12,506	970,415

Balance at January 1, 2009	756,414	541,764	(826,452)	(7,742)	(834,194)	5,448	469,432
Stock based compensation	-	-	-	-	-	1,576	1,576
Net loss	-	-	(39,086)	-	(39,086)	-	(39,086)
Unrealized foreign currency translation losses on translation of self-sustaining foreign operations	-	-	-	(633)	(633)	-	(633)
Balance at March 31, 2009	756,414	541,764	(865,538)	(8,375)	(873,913)	7,024	431,289

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.
Consolidated Balance Sheets

		March 31,	December 31,
(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009
Assets
Current assets
Cash and cash equivalents		229,682	154,189
Accounts receivable		50,064	70,203
Current future tax asset		2,086	2,184
Other current assets		35,801	29,018
Total current assets		317,633	255,594
Satellites, property and other equipment, net	(2)	1,926,094	1,926,190
Other long-term assets		39,475	41,010
Intangible assets, net	(2)	498,241	510,675
Goodwill		2,446,603	2,446,603
Total assets		5,228,046	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities		55,685	43,413
Other current liabilities		152,865	127,704
Debt due within one year		25,211	23,602
Total current liabilities		233,761	194,719
Debt financing		2,902,172	3,013,738
Future tax liability		279,527	269,193
Other long-term liabilities		700,736	671,523
Senior preferred shares		141,435	141,435
Total liabilities		4,257,631	4,290,608

Shareholders' equity
Common shares (74,252,460 common shares issued and outstanding)		756,414	756,414
Preferred shares		541,764	541,764
		1,298,178	1,298,178
Accumulated deficit		(332,263)	(412,389)
Accumulated other comprehensive loss		(8,006)	(7,422)
		(340,269)	(419,811)
Contributed surplus		12,506	11,097
Total shareholders' equity		970,415	889,464
Total liabilities and shareholders' equity		5,228,046	5,180,072

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.
Consolidated Statements of Cash Flow

FOR THE PERIOD ENDED MARCH 31		Three months

(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009
Cash flows from (used in) operating activities
Net earnings (loss)		80,126	(39,086)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization		62,370	61,273
Future income taxes		10,382	1,847
Unrealized foreign exchange (gain) loss		(118,227)	100,729
Unrealized loss (gain) on derivatives		41,770	(53,855)
Dividends on senior preferred shares		3,489	3,710
Stock-based compensation expense		1,409	1,576
Loss on disposal of assets		28	155
Other		(6,019)	(10,064)
Customer prepayments on future satellite services		13,056	3,309
Changes in operating assets and liabilities	(4)	25,416	31,368
		113,800	100,962
Cash flows from (used in) used in investing activities
Satellite programs		(32,307)	(90,302)
Property additions		(1,574)	(1,614)
Proceeds on disposals of assets		5,974	3
		(27,907)	(91,913)
Cash flows from (used in) financing activities
Repayment of bank loans and debt financing		(7,335)	(8,755)
Capital lease payments		(809)	(2,436)
Satellite performance incentive payments		(1,982)	(1,222)
		(10,126)	(12,413)

Effect of changes in exchange rates on cash and cash equivalents		(274)	599
Increase (decrease) in cash and cash equivalents		75,493	(2,765)
Cash and cash equivalents, beginning of period		154,189	98,539
Cash and cash equivalents, end of period	(4)	229,682	95,774

Supplemental disclosure of cash flow information
Interest paid		35,081	43,012
Income taxes paid		548	2,672
		35,629	45,684

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

1.	Summary of significant accounting policies

Telesat Holdings Inc. (the “Company”) has prepared the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to interim consolidated financial statements. These financial statements should be read in conjunction with the December 31, 2009 consolidated financial statements and use the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2009. The results of operations for the three months ended March 31, 2010 and 2009 are not necessarily indicative of the results that may be expected for a full fiscal year.

Future Accounting Policies

The Canadian Institute of Chartered Accountants’ Accounting Standards Board confirmed in February 2008 that International Financial Reporting standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011.  IFRS is premised on a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure.  The Company will adopt IFRS with a transition date of January 1, 2010 and will be required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  While the adoption of IFRS will not change the cash flows generated by the Company, it will result in changes to the reported financial position and results of operations of the Company, the effects of which may be material.

2.	Segmented information

The Company operates in a single industry segment, in which it provides satellite-based services to broadcast, enterprise and consulting customers around the world.

Revenues are derived from the following service lines:

	Three months ended March 31,
	2010	2009
Broadcast	112,565	105,951
Enterprise	80,239	90,503
Consulting and Other	6,433	7,596
Total operating revenues	199,237	204,050

Geographic Information

	Three months ended March 31,
	2010	2009
Canada	104,954	102,390
United States	61,506	68,284
Europe, Middle East & Africa	18,548	15,330
Asia & Australia	3,532	8,287
Latin America & Caribbean	10,697	9,759
Total operating revenues	199,237	204,050

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Satellites, property and other equipment	March 31, 2010	December 31, 2009
Canada	1,432,651	1,448,111
United States	485,219	469,508
All others	8,224	8,571
Total satellites, property and other equipment	1,926,094	1,926,190

Intangibles	March 31, 2010	December 31, 2009
Canada	480,410	492,435
United States	15,194	15,505
All others	2,637	2,735
Total intangible assets	498,241	510,675

Goodwill was not allocated to geographic regions in any of the periods.

3.	Income tax expense

A reconciliation of the statutory income tax rate, which is a composite of federal and provincial rates, to the effective income tax rate is as follows:

	Three months ended March 31,
	2010	2009
Statutory income tax rate	30.5%	32.5%
Permanent differences	(7.7%)	(24.1%)
Effect of future tax rates on temporary differrences	(4.0%)	(0.8%)
Change in valuation allowance	(7.4%)	(16.5%)
Other	1.2%	(3.3%)
Effective income tax rate	12.6%	(12.2%)

The components of the income tax expense are as follows:

	Three months ended March 31,
	2010	2009
Current	1,140	2,408
Future	10,382	1,847
Total income tax expense	11,522	4,255

4.	Cash flow information

	Three months ended March 31,
	2010	2009
Cash and cash equivalents is comprised of:
Cash	135,933	55,066
Short term investments, original maturity 90 days or less	93,749	40,708
	229,682	95,774

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Three months ended March 31,
	2010	2009

Changes in operating assets and liabilities are comprised of:
Accounts and notes receivable	18,439	12,039
Other assets	(5,977)	(5,966)
Accounts payable and accrued liabilities	8,823	33,227
Income tax payable	(1)	(4,563)
Other liabilities	4,132	(3,369)
	25,416	31,368

	Three months ended March 31,
	2010	2009
Non-cash investing activities are comprised of:
Purchase of satellites, property and other equipment	18,097	2,714

5.	Financial instruments

Fair value

Carrying value approximates fair value for the Company’s financial assets and liabilities, with the exception of the Company’s debt financing and other liabilities, whose carrying and fair values were as follows:

	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Debt financing	2,927,383	3,076,276	3,037,340	3,104,151
Other financial liabilities (short and long-term)	317,583	358,850	291,412	322,187
	3,244,966	3,435,126	3,328,752	3,426,338

The fair value of the debt financing is based on transactions and quotations from third parties excluding financing charges and considering market interest rates.

The Company has exposure to market risk, credit risk, and liquidity risk from its use of financial instruments. Only material changes in exposure to these risks from the 2009 annual audited consolidated financial statements have been disclosed in these interim unaudited consolidated financial statements. Refer to note 18 in the 2009 annual consolidated financial statements for more details on the Company’s exposure to these risks.

The fair value of the Company’s derivative assets and liabilities were as follows:

March 31, 2010	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Total
Cross currency basis swap	-	-	-	(176,530)	(176,530)
Interest rate swaps	-	-	(12,425)	(29,303)	(41,728)
Forward foreign exchange contracts	-	-	-	-	-
	-	-	(12,425)	(205,833)	(218,258)

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

December 31, 2009	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Total
Cross currency basis swap	-	-	-	(137,106)	(137,106)
Interest rate swaps	-	-	(6,020)	(41,724)	(47,744)
Forward foreign exchange contracts	-	-	(436)	-	(436)
	-	-	(6,456)	(178,830)	(185,286)

Reconciliation of net fair value of derivative assets and liabilities

Opening net fair value, December 31, 2009	(185,286)
Unrealized derivative gains/(losses)	(41,770)
Realized derivative gains/(losses) on:
Cross currency basis swap	281
Interest rate swaps	-
Forward foreign exchange contracts	1,126
Impact of foreign exchange	7,391
Net fair value, March 31, 2010	(218,258)

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments, derivative assets, other assets and accounts receivable.  At March 31, 2010, the maximum exposure to credit risk is equal to the carrying value of our financial assets, $292.4 million (December 31, 2009 - $237.2 million).

At March 31, 2010, North American and International customers made up 44% and 56% of the outstanding trade receivables balance, respectively.

Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.  The allowance for doubtful accounts at March 31, 2010 was $8.4 million (December 31, 2009 - $8.7 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars.  The most significant impact of variations in the exchange rate is on the US dollar denominated debt financing. At March 31, 2010, approximately $2,815 million of the $2,927 million total debt financing (before the netting of debt issuance costs) is the Canadian dollar equivalent of the US dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its US dollar denominated debt.   At March 31, 2010, the Company had a cross currency basis swap of $1,197 million (December 31, 2009 - $1,200 million) which requires the Company to pay Canadian dollars to receive US $1,030 million (December 31, 2009 – US $1,033 million).  At March 31, 2010, the fair value of this derivative contract was a liability of $176.5 million (December 31, 2009 – liability of $137.1 million).  Any non-cash gain/loss will remain unrealized until the contract is settled.  This contract is due on October 31, 2014.

The Company’s main currency exposures as at March 31, 2010 lie in its US dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

As at March 31, 2010, a 5 percent increase (decrease) in the Canadian dollar against the US dollar would have increased (decreased) the Company’s net earnings by approximately $154.5 million and increased (decreased) other comprehensive income by $1.9 million.  This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt which is primarily variable rate financing.  Changes in the interest rates could impact the amount of interest the Company is required to pay.  The Company uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing.  At March 31, 2010, the fair value of these derivative contract liabilities was a liability of $41.7 million (December 31, 2009 – liability of $47.8 million).  This non-cash loss will remain unrealized until the contracts are settled.  These contracts mature on various dates between October 31, 2010 and October 31, 2014.

If the interest rates on the unhedged variable rate debt changed by 0.25% this would result in a change in the net earnings of approximately $0.6 million for the three months ended March 31, 2010.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements.  The following are the contractual maturities of financial liabilities as at March 31, 2010:

	Carrying amount	Contractual cash flows	2010	2011	2012	2013	2014	After 2014
Accounts payable and accrued liabilities	55,685	55,685	55,685	-	-	-	-	-
Customer and other deposits	5,334	5,334	2,573	2,761
Other liabilities	170,506	170,506	66,178	17,786	3,940	4,182	33,093	45,327
Derivative financial instruments	218,258	218,258	2,012	35,449	-	-	180,797	-
Long-term debt	2,927,383	2,997,775	27,006	109,343	99,341	19,341	1,818,821	923,923
	3,377,166	3,447,558	153,454	165,339	103,281	23,523	2,032,711	969,250

6.	Employee benefit plans

The net benefit expense included in operations and administration expense consisted of:

	Three months ended March 31, 2010
	Telesat Canada		Skynet	Total
	Pension	Other	Other
	benefits	benefits	benefits

Current service cost	658	58	-	716
Interest cost	2,416	202	112	2,730
Expected return on plan assets	(2,558)	-	-	(2,558)
Amortization	20	(51)	(17)	(48)
Net benefit plans cost	536	209	95	840

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Three months ended March 31, 2009
	Telesat Canada		Skynet	Total
	Pension	Other	Other
	benefits	benefits	benefits

Current service cost	491	65	-	556
Interest cost	2,368	234	165	2,767
Expected return on plan assets	(2,503)	-	-	(2,503)
Amortization	(382)	123	-	(259)
Net benefit plans cost	(26)	422	165	561

7.	Commitments and contingencies

The Company has commitments, contingencies and guarantees as described in note 21 to the 2009 annual consolidated financial statements. The significant commitments entered into during the quarter include commitments for future capital expenditures and other future purchases, including launch services.

The Company has entered into launch insurance contracts for Telstar 14R (targeted for launch in 2011), and Nimiq 6 (targeted for launch in 2012). The Company also entered into an agreement for launch services related to Nimiq 6. As at March 31, 2010, purchase commitments related to these satellite programs for the years 2010, 2011 and 2012 amount to $26,524, $74,709 and $46,831, respectively, for a total of $148,064. These commitments will be settled in US dollars.

The Company has agreements with various customers for prepaid revenues on several satellites which take effect on final acceptance of the spacecraft.  The Company is responsible for operating and controlling these satellites. Total deposits as at March 31, 2010 amount to $362.2 million (December 31, 2009 - $358.4 million), are refundable under certain circumstances, and are reflected in other liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions.  These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.

Certain indemnification undertakings can extend for an unlimited period and may not provide for any limit on the maximum potential amount, although certain agreements do contain specified maximum potential exposure representing a cumulative amount of approximately $4.5 million (December 31, 2009 - $4.5 million).  The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Historically, the Company has not made any significant payments under such indemnifications.

8.	Reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”)

The Company has prepared these consolidated financial statements according to Canadian GAAP.  The following tables are a reconciliation of differences relating to the statement of earnings (loss), and total shareholders’ equity reported according to Canadian GAAP and U.S. GAAP.

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Three months
	ended March 31,
Reconciliation of net earnings (loss)	2010	2009
Canadian GAAP – Net earnings (loss)	80,126	(39,086)
(Losses) gains on embedded derivatives (a)	(4,425)	1,055
Sales type lease – operating lease for U.S.
GAAP (b)	-	1,514
Capital lease – operating lease for U.S.
GAAP (b)	-	(1,567)
Lease amendments (c)	33	17
Dividends on senior preferred shares (d)	3,489	3,710
Tax effect of above adjustments (e)	1,075	(270)
Uncertainty in income taxes (f)	(277)	(4,212)
U.S. GAAP – Net earnings (loss)	80,021	(38,839)

Other comprehensive income (loss) items:
Change in currency translation adjustment	(510)	(633)
Net benefit plans cost(g)
Net actuarial (losses) gains	(23)	2,303
U.S. GAAP – Comprehensive income (loss)	79,488	(37,169)

	March 31,	December 31,
Accumulated other comprehensive loss	2010	2009
Cumulative translation adjustment, net of tax	(8,038)	(7,528)
Net benefit plans cost(g)
Net actuarial losses	(10,564)	(10,541)
Accumulated other comprehensive loss	(18,602)	(18,069)

Reconciliation of total shareholders’ equity	March 31, 2010	December 31, 2009

Canadian GAAP	970,415	889,464
Adjustments
(Losses) gains on embedded derivatives (a)	(19,013)	(14,588)
Net actuarial gains (losses)(g)	(10,564)	(10,541)
Sales type lease – operating lease for U.S. GAAP (b)	23,070	23,070
Capital lease – operating lease for U.S. GAAP (b)	(9,229)	(9,229)
Lease amendments (c)	(512)	(619)
Tax effect of above adjustments (e)	3,099	2,024
Uncertainty in income taxes (f)	(17,853)	(17,576)
U.S. GAAP	939,413	862,005

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Description of United States GAAP adjustments:

(a)	Derivatives and embedded derivatives

Embedded derivatives
The accounting for derivative instruments and hedging activities under Canadian GAAP is now substantially harmonized with U.S. GAAP, with the exception of the accounting for certain embedded derivatives.  Under U.S. GAAP, an embedded foreign currency derivative in a host contract that is not a financial instrument must be separated and recorded on the balance sheet unless the currency in which payments are to be paid or received is: i) either the functional currency of either party to the contract or ii) the currency that the price of the related good or service is routinely denominated in commercial transactions around the world (typically referring to a traded commodity).  The same applies to an embedded foreign currency derivative in a host contract under Canadian GAAP except that the entity  has the option, as a matter of accounting policy, to account for the embedded foreign currency derivative in a host contract as a single instrument providing certain criteria are met.  One of these criteria is that the payments to be paid or received are in a currency that is commonly used in contracts to purchase or sell such non-financial items in the economic environment in which the transaction takes place.  This option under Canadian GAAP results in embedded derivatives that must be recorded separately under U.S. GAAP to not have to be separately recorded and disclosed under Canadian GAAP.  The additional option loosens the more stringent U.S. GAAP requirement that the currency be one in which such commercial transactions are denominated around the world to be one that is commonly used in the economic environment in which the transaction takes place.

In accordance with U.S. GAAP, all derivative instruments embedded in contracts are recorded on the balance sheet at fair value.  The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives.  This exposure to the U.S. dollar is partially offset by revenue contracts that are also denominated in U.S. dollars.  For Canadian GAAP, the Company has elected to account for such contracts as single instruments (as explained above), resulting in a U.S. GAAP reconciling item.  At March 31, 2010, the estimated fair value of assets resulting from embedded derivatives is $15.5 million (December 31, 2009 - $20.0 million).

The impact on the statement of earnings of changes in the fair value of these embedded derivatives, for the three months ended March 31, 2010 and 2009 is reflected as a loss of $4.4 million and a gain of $1.1 million, respectively, in the U.S. GAAP reconciliation note.

(b)	Sales-type and capital leases
Under U.S. GAAP, if the beginning of a lease term falls within the last 25% of a leased asset’s total estimated economic life; then it can only be classified as a capital lease if the lease transfers ownership at the end of the lease term or there is a bargain purchase option.  This exception does not exist under Canadian GAAP, therefore certain leases are reported as a capital lease and sales-type lease respectively under Canadian GAAP, and as operating leases for U.S. GAAP as the limited capital lease criteria were not met.

(c)	Lease amendments
Under Canadian GAAP, when amendments to the provisions of a capital lease agreement result in a change in lease classification from a capital lease to an operating lease, the gain or loss that results from removing the capital lease from the balance sheet is immediately recognized in the statement of earnings.  Under U.S. GAAP, if removing the capital lease from the balance sheet results in a loss it is recognized over the remaining term of the lease.  Therefore, an adjustment has been made to defer the gain that has been recognized under Canadian GAAP.

(d)	Senior preferred shares
In accordance with U.S. GAAP, the senior preferred shares are classified outside of permanent equity as they are redeemable at the option of the holder.  These senior preferred shares are classified as liabilities under Canadian GAAP.  This results in a U.S. GAAP reconciling item to reflect the different classification. As a result of this change in classification, the amounts are treated as dividends for U.S. GAAP and interest expense for Canadian GAAP.

(e)	Income taxes
The income tax adjustment reflects the impact the US GAAP adjustments described above have on income taxes.  Included in the figures presented in the table above is the effect of tax rate changes applied to the accumulated gains and losses on embedded derivatives and to certain lease transactions classified as operating leases as discussed above. The impact on the statement of operations of the income tax adjustment for the three months ended March 31, 2010 and 2009 is a recovery of $1.1 million and an expense of $0.3 million, respectively.

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

(f)	Uncertainty in income taxes
Effective January 1, 2007, the Company adopted the recognition requirements of the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109.  FIN 48, which has been primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense.  An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.  Under Canadian GAAP, significant differences may arise as the Company recognizes and measures income tax positions, based on the best estimate of the amount that is more likely than not of being realized.

(g)	Net benefit plans cost
Effective December 31, 2006, the Company adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, on a prospective basis.  SFAS No. 158 has been primarily codified into ASC 715, Compensation.

This standard requires that the Company recognize the funded status of benefit plans on the balance sheet as well as recognize as a component of other comprehensive income, net of tax, the actuarial losses and transitional asset and obligation.  Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

At March 31, 2010, the balance sheet was adjusted such that actuarial losses and the transitional asset and obligation that have not yet been included in net benefit plans cost at December 31, 2009 were recognized as components of accumulated other comprehensive loss, net of tax.  The adjustment at March 31, 2010 resulted in a nominal decrease in accumulated other comprehensive loss, net of tax of $nil (March 31, 2009 – an increase of $2.3 million in accumulated other comprehensive loss, net of tax of $0.7 million).

Transaction costs on long-term debt
Under Canadian GAAP, transaction costs of $70.4 million ($73.1 million at December 31, 2009) related to the issuance of long-term debt are netted against the long-term debt.  Under U.S. GAAP these costs are recognized as deferred charges.  This results in a U.S. GAAP reconciling item to reflect the different classification on the balance sheet.

Statement of cash flows
There are no material differences in the consolidated statement of cash flows under U.S. GAAP other than the impact of the items identified above.

9.	Condensed consolidating financial information

The 11.0% Senior notes and the 12.5% Senior subordinated notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat Holdings, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat Holdings and certain of its subsidiaries.

The condensed consolidating financial information below for the three months ended March 31, 2010 and the three months ended March 31, 2009 is presented pursuant to Article 3-10(d) of Regulation S-X.   The information presented consists of the operations of Telesat Holdings. Telesat Holdings primarily holds investments in subsidiaries and equity.  Telesat LLC is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended March 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	178,692	21,335	6,420	(10,622)	195,825
Equipment sales revenues	-	-	897	2,544	-	(29)	3,412
Total operating revenues	-	-	179,589	23,879	6,420	(10,651)	199,237
Amortization	-	-	48,765	12,569	1,036	-	62,370
Operations and administration	-	-	35,599	18,645	5,666	(10,622)	49,288
Cost of equipment sales	-	-	959	1,839	-	(29)	2,769
Total operating expenses	-	-	85,323	33,053	6,702	(10,651)	114,427
Earnings (loss) from operations	-	-	94,266	(9,174)	(282)	-	84,810
Income (loss) from equity investments	83,615	-	(4,684)	(191)	-	(78,740)	-
Interest expense	(3,489)	-	(61,869)	(9)	(474)	-	(65,841)
(Loss) gain on changes in fair value of financial instruments	-	-	(40,363)	-	-	-	(40,363)
Gain (loss) on foreign exchange	-	-	107,430	10,060	(4,101)	-	113,389
Other income (expense)	-	-	(601)	252	2	-	(347)
Earnings (loss) before income taxes	80,126	-	94,179	938	(4,855)	(78,740)	91,648
Income tax (expense) recovery	-	-	(10,564)	(964)	6	-	(11,522)
Net earnings (loss)	80,126	-	83,615	(26)	(4,849)	(78,740)	80,126

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(3,594)	-	(10)	(10)	-	3,614	-
Gains (losses) on embedded derivatives	-	-	(4,425)	-	-	-	(4,425)
Lease amendments	-	-	-	-	33	-	33
Dividends on senior preferred shares	3,489	-	-	-	-	-	3,489
Tax effect of above adjustments	-	-	1,118	-	(43)	-	1,075
Uncertainty in income taxes	-	-	(277)	-	-	-	(277)
U.S. GAAP net earnings (loss)	80,021	-	80,021	(36)	(4,859)	(75,126)	80,021

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
Condensed Consolidating Balance Sheet
As at March 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	-	-	205,343	22,132	2,207	-	229,682
Accounts receivable	-	-	33,241	13,605	3,218	-	50,064
Current future tax asset	-	-	1,671	286	129	-	2,086
Intercompany receivable	-	-	274,638	162,001	114,956	(551,595)	-
Other current assets	-	-	20,230	8,698	6,873	-	35,801
Total current assets	-	-	535,123	206,722	127,383	(551,595)	317,633

Satellites, property and other equipment, net	-	-	1,431,465	474,092	20,537	-	1,926,094
Other long-term assets	-	-	32,986	5,853	636	-	39,475
Intangible assets, net	-	-	480,411	17,496	334	-	498,241
Investment in affiliates	1,140,429	-	1,335,164	1,477,185	261	(3,953,039)	-
Goodwill	-	-	2,005,842	343,876	96,885	-	2,446,603

Total assets	1,140,429	-	5,820,991	2,525,224	246,036	(4,504,634)	5,228,046

Liabilities
Current liabilities
Accounts payable and accrued liabilities	-	-	41,805	9,837	4,043	-	55,685
Intercompany payable	-	-	108,037	443,558	-	(551,595)	-
Other current liabilities	-	-	146,403	2,322	4,140	-	152,865
Debt due within one year	-	-	25,210	1	-	-	25,211
Total current liabilities	-	-	321,455	455,718	8,183	(551,595)	233,761

Debt financing	-	-	2,902,172	-	-	-	2,902,172
Future tax liability	-	-	273,332	199	5,996	-	279,527
Other long-term liabilities	28,579	-	640,087	15,130	16,940	-	700,736
Senior preferred shares	141,435	-	-	-	-	-	141,435

Total liabilities	170,014	-	4,137,046	471,047	31,119	(551,595)	4,257,631

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated

Shareholders’ equity

Common shares	756,414	-	2,320,730	1,896,653	104,434	(4,321,817)	756,414
Preferred shares	541,764	-	-	-	-	-	541,764

Accumulated deficit	(332,263)	-	(710,145)	230,337	106,530	373,278	(332,263)
Accumulated other comprehensive loss	(8,006)	-	63	(11,876)	3,807	8,006	(8,006)
Contributed surplus	12,506	-	73,297	(60,937)	146	(12,506)	12,506
Total shareholders’ equity	970,415	-	1,683,945	2,054,177	214,917	(3,953,039)	970,415
Total liabilities and shareholders’ equity	1,140,429	-	5,820,991	2,525,224	246,036	(4,504,634)	5,228,046

Reconciliation to U.S. GAAP of total shareholders’ equity is as follows:
Canadian GAAP	970,415	-	1,683,945	2,054,177	214,917	(3,953,039)	970,415
Underlying differences in the income (loss) from equity investments	(31,002)	-	(308)	(308)	-	31,618	-
Gains (losses) on embedded derivatives	-	-	(19,013)	-	-	-	(19,013)
Net actuarial gains (losses)	-	-	(10,564)	-	-	-	(10,564)
Sales type lease – operating lease for U.S. GAAP	-	-	23,070	-	-	-	23,070
Capital lease – operating lease for U.S. GAAP	-	-	(9,229)	-	-	-	(9,229)
Lease amendment	-	-	-	-	(512)	-	(512)
Tax effect of above adjustments	-	-	2,895	-	204	-	3,099
Uncertainty in income taxes	-	-	(17,853)	-	-	-	(17,853)
U.S. GAAP	939,413	-	1,652,943	2,053,869	214,609	(3,921,421)	939,413

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
Condensed Consolidating Statement of Cash Flow
For the three months ended March 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	80,126	-	83,615	(26)	(4,849)	(78,740)	80,126
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	48,765	12,569	1,036	-	62,370
Future income taxes	-	-	10,451	(16)	(53)	-	10,382
Unrealized foreign exchange (gain) loss	-	-	(111,838)	(10,496)	4,107	-	(118,227)
Unrealized (gain) loss on derivatives	-	-	41,770	-	-	-	41,770
Dividends on preferred shares	3,489	-	-	-	-	-	3,489
Stock-based compensation expense	-	-	1,222	139	48	-	1,409
(Income) loss from equity investments	(83,615)	-	4,684	191	-	78,740	-
(Gain) Loss on disposal of assets	-	-	5	23	-	-	28
Other	-	-	(4,523)	(1,440)	(56)	-	(6,019)
Customer prepayments on future satellite services	-	-	13,056	-	-	-	13,056
Changes in operating assets and liabilities	-	-	17,400	7,434	582	-	25,416
	-	-	104,607	8,378	815	-	113,800
Cash flows from (used in) investing activities
Satellite programs	-	-	(32,307)	-	-	-	(32,307)
Property additions	-	-	(1,238)	(299)	(37)	-	(1,574)
Proceeds on disposal of assets	-	-	5,974	-	-	-	5,974
	-	-	(27,571)	(299)	(37)	-	(27,907)

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of bank loans and debt financing	-	-	(7,335)	-	-	-	(7,335)
Capital lease payments	-	-	-	-	(809)	-	(809)
Satellite performance incentive payments	-	-	(1,982)	-	-	-	(1,982)
	-	-	(9,317)	-	(809)	-	(10,126)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	(178)	(96)	-	(274)
Increase (decrease) in cash and cash equivalents	-	-	67,719	7,901	(127)	-	75,493
Cash and cash equivalents, beginning of period	-	-	137,623	14,232	2,334	-	154,189
Cash and cash equivalents, end of period	-	-	205,342	22,133	2,207	-	229,682

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
The reconciliation of the condensed consolidating balance sheet captions is as follows:

March 31, 2010

Telesat Canada
	Canadian GAAP	Adjustments	US GAAP

Current assets	535,123	7,800	542,923
Other long-term assets	32,986	78,145	111,131
Goodwill	2,005,842	(12,692)	1,993,150
Current liabilities	321,455	11,630	333,085
Debt financing	2,902,172	58,774	2,960,946
Future tax liability	273,332	21	273,353
Other long-term liabilities	640,087	33,116	673,203
Accumulated deficit	(710,145)	(19,723)	(729,868)
Accumulated other comprehensive income (loss)	63	(10,565)	(10,502)

Non-guarantor subsidiaries
	Canadian GAAP	Adjustments	US GAAP
Current liabilities	8,183	114	8,297
Future tax liability	5,996	204	6,200
Other long-term liabilities	16,940	398	17,338
Accumulated earnings	106,530	(685)	105,845
Accumulated other comprehensive income	3,807	(31)	3,776

December 31, 2009

Telesat Canada
	Canadian GAAP	Adjustments	US GAAP

Current assets	453,634	9,363	462,997
Other long-term assets	34,101	83,658	117,759
Goodwill	2,005,842	(12,692)	1,993,150
Current liabilities	285,146	11,462	296,608
Debt financing	3,013,738	61,593	3,075,331
Future tax liability	262,913	1,060	263,973
Other long-term liabilities	611,568	32,807	644,375
Accumulated deficit	(794,300)	(16,052)	(810,352)
Accumulated other comprehensive income (loss)	63	(10,541)	(10,478)

Non-guarantor subsidiaries
	Canadian GAAP	Adjustments	US GAAP
Current liabilities	8,723	130	8,853
Future tax liability	6,194	247	6,441
Other long-term liabilities	18,495	489	18,984
Accumulated earnings	111,380	(760)	110,620
Accumulated other comprehensive income	3,544	(106)	3,438

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
Condensed Consolidating Statement of Earnings (Loss)
For the three months ended March 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	178,862	23,516	16,955	(20,527)	198,806
Equipment sales revenues	-	-	2,145	3,114	-	(15)	5,244
Total operating revenues	-	-	181,007	26,630	16,955	(20,542)	204,050
Amortization	-	-	47,092	8,971	5,210	-	61,273
Operations and administration	-	-	45,728	23,512	9,495	(20,496)	58,239
Cost of equipment sales	-	-	2,013	2,415	-	(46)	4,382
Total operating expenses	-	-	94,833	34,898	14,705	(20,542)	123,894
Earnings (loss) from operations	-	-	86,174	(8,268)	2,250	-	80,156
Income (loss) from equity investments	(35,376)	-	(10,272)	(1,054)	-	46,702	-
Interest expense	(3,710)	-	(66,471)	(265)	(624)	-	(71,070)
(Loss) gain on changes in fair value of financial instruments	-	-	57,927	-	-	-	57,927
Gain (loss) on foreign exchange	-	-	(98,877)	(3,855)	1,866	-	(100,866)
Other income (expense)	-	-	(942)	124	(160)	-	(978)
Earnings (loss) before income taxes	(39,086)	-	(32,461)	(13,318)	3,332	46,702	(34,831)
Income tax (expense) recovery	-	-	(2,915)	(1,352)	12	-	(4,255)
Net earnings (loss)	(39,086)	-	(35,376)	(14,670)	3,344	46,702	(39,086)

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(3,463)	-	10	-	-	3,453	-
Gains (losses) on embedded derivatives	-	-	1,055	-	-	-	1,055
Sales type lease – operating lease for U.S. GAAP	-	-	1,514	-	-	-	1,514
Capital lease – operating lease for U.S. GAAP	-	-	(1,567)	-	-	-	(1,567)
Lease amendments	-	-	-	-	17	-	17
Dividends on senior preferred shares	3,710	-	-	-	-	-	3,710
Tax effect of above adjustments	-	-	(263)	-	(7)	-	(270)
Uncertainty in income taxes	-	-	(4,212)	-	-	-	(4,212)
U.S. GAAP net earnings (loss)	(38,839)	-	(38,839)	(14,670)	3,354	50,155	(38,839)

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
Condensed Consolidating Balance Sheet
As at December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	-	-	137,623	14,232	2,334	-	154,189
Accounts receivable	-	-	51,447	15,591	3,165	-	70,203
Current future tax asset	-	-	1,703	350	131	-	2,184
Intercompany receivable	-	-	249,103	150,490	120,038	(519,631)	-
Other current assets	-	-	13,758	8,234	7,026	-	29,018
Total current assets	-	-	453,634	188,897	132,694	(519,631)	255,594

Satellites, property and other equipment, net	-	-	1,446,613	457,595	21,982	-	1,926,190
Other long-term assets	-	-	34,101	6,249	660	-	41,010
Intangible assets, net	-	-	492,435	17,854	386	-	510,675
Investment in affiliates	1,055,989	-	1,339,307	1,477,582	261	(3,873,139)	-
Goodwill	-	-	2,005,842	343,876	96,885	-	2,446,603

Total assets	1,055,989	-	5,771,932	2,492,053	252,868	(4,392,770)	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities	-	-	32,059	6,798	4,556	-	43,413
Intercompany payable	-	-	108,346	411,285	-	(519,631)	-
Other current liabilities	-	-	121,140	2,397	4,167	-	127,704
Debt due within one year	-	-	23,601	1	-	-	23,602
Total current liabilities	-	-	285,146	420,481	8,723	(519,631)	194,719

Debt financing	-	-	3,013,738	-	-	-	3,013,738
Future tax liability	-	-	262,913	86	6,194	-	269,193
Other long-term liabilities	25,090	-	611,568	16,370	18,495	-	671,523
Senior preferred shares	141,435	-	-	-	-	-	141,435

Total liabilities	166,525	-	4,173,365	436,937	33,412	(519,631)	4,290,608

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated

Shareholders’ equity

Common shares	756,414	-	2,320,730	1,896,596	104,434	(4,321,760)	756,414
Preferred shares	541,764	-	-	-	-	-	541,764

Accumulated deficit	(412,389)	-	(794,300)	230,623	111,380	452,297	(412,389)
Accumulated other comprehensive loss	(7,422)	-	63	(11,028)	3,544	7,421	(7,422)
Contributed surplus	11,097	-	72,074	(61,075)	98	(11,097)	11,097
Total shareholders’ equity	889,464	-	1,598,567	2,055,116	219,456	(3,873,139)	889,464
Total liabilities and shareholders’ equity	1,055,989	-	5,771,932	2,492,053	252,868	(4,392,770)	5,180,072

Reconciliation to U.S. GAAP of total shareholders’ equity is as follows:
Canadian GAAP	889,464	-	1,598,567	2,055,116	219,456	(3,873,139)	889,464
Underlying differences in the income (loss) from equity investments	(27,459)	-	(372)	(372)	-	28,203	-
Gains (losses) on embedded derivatives	-	-	(14,588)	-	-	-	(14,588)
Net actuarial losses	-	-	(10,541)	-	-	-	(10,541)
Sales type lease – operating lease for U.S. GAAP	-	-	23,070	-	-	-	23,070
Capital lease – operating lease for U.S. GAAP	-	-	(9,229)	-	-	-	(9,229)
Lease amendments	-	-	-	-	(619)	-	(619)
Tax effect of above adjustments	-	-	1,777	-	247	-	2,024
Uncertainty in income taxes	-	-	(17,576)	-	-	-	(17,576)
U.S. GAAP	862,005	-	1,571,108	2,054,744	219,084	(3,844,936)	862,005

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
Condensed Consolidating Statement of Cash Flow
For the three months ended March 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	(39,086)	-	(35,376)	(14,670)	3,344	46,702	(39,086)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	47,092	8,971	5,210	-	61,273
Future income taxes	-	-	1,878	-	(31)	-	1,847
Unrealized foreign exchange loss	-	-	97,453	4,892	(1,616)	-	100,729
Unrealized gain on derivatives	-	-	(53,855)	-	-	-	(53,855)
Dividends on preferred shares	3,710	-	-	-	-	-	3,710
Stock-based compensation expense	-	-	1,337	239	-	-	1,576
(Income) loss from equity investments	35,376	-	10,272	1,054	-	(46,702)	-
(Gain) Loss on disposal of assets	-	-	35	(16)	136	-	155
Other	-	-	(10,220)	323	(167)	-	(10,064)
Customer prepayments on future satellite services	-	-	3,309	-	-	-	3,309
Changes in operating assets and liabilities	-	-	36,701	1,078	(6,411)	-	31,368
	-	-	98,626	1,871	465	-	100,962
Cash flows (used in) from investing activities
Satellite programs	-	-	(90,302)	-	-	-	(90,302)
Property additions	-	-	(1,355)	(210)	(49)	-	(1,614)
Proceeds on disposal of assets	-	-	3	-	-	-	3

	-	-	(91,654)	(210)	(49)	-	(91,913)

Telesat Holdings Inc.
Notes to Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
(unaudited)
	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of bank loans and debt financing	-	-	(8,750)	(5)	-	-	(8,755)
Capital lease payments	-	-	(1,592)	-	(844)	-	(2,436)
Satellite performance incentive payments	-	-	(1,222)	-	-	-	(1,222)

	-	-	(11,564)	(5)	(844)	-	(12,413)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	515	84	-	599
Increase (decrease) in cash and cash equivalents	-	-	(4,592)	2,171	(344)	-	(2,765)
Cash and cash equivalents, beginning of period	-	-	83,089	12,056	3,394	-	98,539
Cash and cash equivalents, end of period	-	-	78,497	14,227	3,050	-	95,774

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited consolidated financial statements beginning at Page 1 of this Quarterly Report.  As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries.  Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited consolidated financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified.  On March 31, 2010, the Bloomberg exchange rate was CDN$1 = USD$0.9849.

The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from United States GAAP.  For a summary of differences between Canadian and United States GAAP, please refer to note 24 to our audited consolidated financial statements for the fiscal year ended December 31, 2009 contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission and to note 8 to the unaudited consolidated financial statements for the three months ended March 31, 2010 contained in this Quarterly Report.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.   Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission (SEC) as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.  Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing Telesat’s debt, Telesat’s leverage, volatility in exchange rates, and Telesat’s dependence on a few large customers for a significant proportion of its revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with Telesat’s significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this report.  Telesat disclaims any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are the fourth largest fixed satellite services operator, with offices and facilities around the world.   We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations.  We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment.  Once the investment in a satellite is made the incremental costs to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance.  After forty years of operation, Telesat Canada has established collaborative relationships with its customers.  We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life.  Historically, this has resulted in revenue from the satellite services business being fairly predictable.

Competition in the satellite services market has been intense in recent years due to a number of factors, including transponder over-capacity for some frequency bands in certain geographic regions and increased competition from terrestrial-based communication networks.

At March 31, 2010, we provided satellite services to customers from our fleet of 12 in-orbit satellites. These 12 satellites had an average of approximately 56% service life remaining, with an average service life remaining of approximately 8.1 years.  We calculate these figures using, for each satellite, the lesser of its manufacturers' end-of-service life or its expected end-of-orbital maneuver life.  We periodically review, using current engineering data, our estimates of the expected end-of-orbital maneuver lives of our satellites.  We currently have two satellites under construction: Telstar 14R/Estrela do Sul 2 (“Telstar 14R”), which we anticipate will be operational in the second half of 2011, and Nimiq 6 on which we recently started construction and anticipate a launch date in mid-2012.

Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States, Brazil and the Kingdom of Tonga to access and use certain geostationary orbital locations and associated spectrum resources.  The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity and the provision of equipment and services related thereto.

We recognize revenue when earned, as services are rendered or as products are delivered to customers.  For us to recognize revenue there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured.  In particular, broadcast and some enterprise revenue are generally pre-billed to the customers and recognized in the month for which the service is rendered.  Consulting revenue for cost plus contracts are recognized after the work has been completed and accepted by the customer.  The percentage of completion method is used for fixed price contracts.

Expenses

Our operations and administration expense consists mainly of labour, the cost of which is relatively stable.  As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in expenses from operations and administration.  Our most significant variable operating expenses are in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be a significant expense as a result of the debt facilities entered into on October 31, 2007.  Foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the exchange rate and interest rates on the market value of the cross-currency basis swap and interest rate swaps for the debt remain significant components of our net earnings.

Another significant expense is the straight-line amortization of the cost of each of our satellites over their useful life.

FUTURE OUTLOOK

We are committed to continuing to provide strong customer service and focus on innovation and technical expertise that has allowed us to successfully build our business to date.  Building on our backlog, our focus is on taking disciplined steps to grow the core business and sell newly launched and existing in-orbit satellite capacity; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth. The growth is expected to come from our Nimiq 5 satellite, which entered commercial service in October 2009, our Telstar 14R satellite which we anticipate will be operational in the second half of 2011, our Nimiq 6 satellite which we anticipate launching in mid-2012, our recently announced Anik G1 satellite, as well as additional capacity on our existing satellites.  We believe our fleet of satellites provides a solid foundation upon which we will seek to grow our revenue and cash flows.

We believe we are well-positioned to serve our customers and the markets in which we participate.  We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to a substantial amount of capacity at the time the satellite construction contract is signed.  Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such capacity.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment.  Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. Thus, we anticipate that we will be able to increase revenue without proportional increases in operating expenses, allowing for margin expansion.  The fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities is expected to produce growth in operating income and cash flow.

For the remainder of 2010, we continue to focus on the execution of our business plan to serve our customers in the markets in which we participate, the sale of capacity on our existing satellites and continuing efforts to achieve operating efficiencies.   We will also continue to pursue the expansion of our fleet with the on-going construction of Nimiq 6, Telstar 14R and the upcoming construction of Anik G1.

FIRST QUARTER OPERATING HIGHLIGHTS

Expansion

On March 31, 2010, we announced we completed an agreement for a payload on a new satellite with one of our key customers, Shaw Direct.  Shaw Direct, a leading provider of direct-to-home satellite television services in Canada, agreed to utilize a payload on a new Telesat satellite called Anik G1, which will be operating at 107.3 degrees West Longitude.  Anik G1 is planned to commence construction in the second quarter of 2010 and enter commercial service in the second half of 2012.  The Shaw Direct payload on Anik G1 will consist of sixteen national transponders operating in the extended Ku-band frequencies.  In addition to the Shaw Direct capacity, Anik G1 will carry additional payloads to serve other markets.

Corporate

On February 4, 2010, we announced that the Company is supporting Haiti relief with vital communications links.  We are providing communications services to support relief organizations bringing food, supplies and medical assistance to the Haitian people as a result of the catastrophic 7.0 magnitude earthquake which struck on January 12, 2010.  Our support includes satellite capacity on our Telstar 11N, Telstar 14 and Anik F3 satellites.

Regulatory

In connection with the introduction of its budget for 2010, the Government of Canada proposed legislative amendments that would exempt Canadian satellite operators from certain existing restrictions on foreign ownership under the Telecommunications Act and the Radiocommunications Act. Telesat has indicated its support for the government’s proposed legislative amendments and believes that removing such restrictions may allow Telesat access to new sources of capital and greater strategic flexibility which, in either case, could assist Telesat in becoming a more effective global competitor. As at May 6, the proposed legislation has not yet been passed into law. There is no assurance that the legislative amendments will be adopted and, if adopted, how current governmental policies and existing spectrum licenses as they relate to foreign ownership and control of satellites may be changed. The proposed legislative amendments, if adopted, would not alter the Canadian government’s authority to review changes of control of Canadian companies under the Investment Canada Act.

RESULTS OF OPERATIONS

Review of financial performance

In the current economic climate, our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations.  With the launch of two satellites in 2009, the construction of Telstar 14R and Nimiq 6 in progress and our recently announced Anik G1 satellite, we believe we are well positioned to strengthen our overall financial position.

Our net earnings for the quarter of $80 million have improved significantly over the $39 million loss incurred in the quarter ended March 31, 2009 due primarily to foreign exchange gains on the translation of our foreign currency denominated net liabilities and favorable foreign exchange impact on our debt service costs, and to a lesser extent to improved net operating results.

The increase in earnings from operations contributed to the positive results.  Revenue has increased as a result of Telstar 11N and Nimiq 5 while operating expenses have decreased due to efficiencies gained during the period.  These improvements were partially offset by the termination of our leasehold interest in Telstar 10, the removal from service of Nimiq 3 and the weaker U.S. dollar, all of which had an unfavorable impact on our financial results.

Our debt is primarily denominated in U.S. dollars and therefore we were significantly impacted in Q1 2009 by the effect of the change in foreign exchange rates on the conversion into Canadian dollars.  As the Canadian currency strengthens against the US dollar, the impact on our financial results translates into foreign exchange gains.  Partially offsetting these favorable factors were higher losses on financial instruments and a higher future tax expense.

Revenue

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	% Increase (Decrease) 2010 vs. 2009
(in CAD$ millions except percentages)

Broadcast	113	106	7%
Enterprise	80	90	(11%)
Consulting and other	6	8	(25%)
Total revenue	199	204	(3%)

Broadcast revenue increased by $7 million to $113 million in the first quarter of fiscal 2010 as compared to the first quarter of fiscal 2009, primarily due to a full quarter effect of Nimiq 5 revenue which was placed into commercial service in October 2009. This increase was partially offset by a reduction in revenue related to the impact of the weaker U.S. dollar on the conversion of our U.S. denominated revenue into Canadian dollars, the termination of our leasehold interests in Telstar 10 which occurred in July 2009, as well as the removal from service of Nimiq 3 which occurred in June 2009.

Enterprise revenue decreased by $10 million to $80 million in the three months ended March 31, 2010 as compared to $90 million for the first quarter of fiscal 2009.  The decrease was attributable to the weakening of the U.S. dollar in relation to the Canadian dollar, the termination of our leasehold interests in Telstar 10 and the impact of decreased revenue from enterprise customers in the automotive and oil & gas industries.  The decrease was partially offset by revenue from Telstar 11N which went into commercial service on April 1, 2009.

Consulting revenue decreased by $1.2 million to $6.4 million in the first quarter of fiscal 2010, as compared to $7.6 million for the first quarter of fiscal 2009. This was primarily the result of the weakening of the U.S. dollar in relation to the Canadian dollar.

Operating Expenses

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	% Increase (Decrease) 2010 vs. 2009
(in CAD$ millions except percentages)

Amortization	62	61	2%
Operations and administration	49	58	(16%)
Cost of equipment sales	3	5	(40%)
Total operating expenses	114	124	(8%)

Amortization

Amortization expense increased by $1 million to $62 million for the three months ended March 31, 2010 compared to $61 million for the three months ended March 31, 2009.  The increase was due to $9 million of amortization expense pertaining to Telstar 11N and Nimiq 5 which entered commercial service after the first fiscal quarter of 2009.  The increase was partially offset by a $7 million reduction of amortization expense due to the termination of our leasehold interests in Telstar 10, the removal from service of Nimiq 3 and lower amortization expense of intangible assets and non-satellite equipment due to asset sales and disposals.

Operations and Administration

Operating and administration expenses decreased by $9 million to $49 million for the three months ended March 31, 2010 compared to $58 million for the three months ended March 31, 2009.  The decrease was primarily due to cost reductions as a result of efficiencies gained from restructuring activities implemented in the prior year, reductions in expenses related to third party satellite capacity and the elimination of expenses associated with the decreased revenue from enterprise customers in the oil & gas and automotive industries.  Operating and administration expenses were also positively impacted by the strengthening Canadian dollar.

Cost of Equipment Sales

Cost of equipment sales decreased by $2 million to $3 million for the quarter ended March 31, 2010 as compared to $5 million for the first quarter of fiscal 2009 and was consistent with the decrease in equipment sales revenue.  Equipment sales have decreased over time as a result of fewer sales to industries, namely the automotive and oil & gas industries, which have been impacted by the difficult economic conditions.

Interest Expense

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	% Increase (Decrease) 2010 vs. 2009
(in CAD$ millions except percentages)

Debt service costs	64	76	(16%)
Dividends on senior preferred shares	3	4	(25%)
Capitalized interest	(1)	(9)	(89%)
Interest expense	66	71	(7%)

Debt service costs decreased by $12 million to $64 million for the three months ended March 31, 2010 as compared to $76 million in the first quarter of fiscal 2009.  The decrease was primarily due to the impact of the weaker U.S. dollar on the conversion of our U.S. denominated interest expense into Canadian dollars and a reduction in the average interest rate.  The senior preferred shares are classified as a liability on the balance sheet.

Capitalized interest decreased by $8 million for the three months ended March 31, 2010 compared to the first quarter of fiscal 2009 and was due to the status of the satellite construction programs. Telstar 11N and Nimiq 5 were under construction in 2009 and were in later stages of completion compared to Telstar 14R and Nimiq 6 which are under construction in 2010 but in an earlier construction phase.

Foreign exchange and derivatives

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	% Increase (Decrease) 2010 vs. 2009
(in CAD$ millions except percentages)

Foreign exchange gain (loss)	113	(101)	212%
(Loss) gain on change in fair value of financial instruments	(40)	58	(169%)

The foreign exchange gain for the three months ended March 31, 2010 was $113 million compared to a foreign exchange loss of $101 million for first quarter of fiscal 2009 resulting in a total variation of $214 million.  The variation was mainly the result of a stronger Canadian dollar as at March 31, 2010 and the resulting impact on our U.S. dollar denominated debt.  The foreign exchange gain was partially offset by a loss of $40 million on financial instruments, which was caused by variations in the exchange rates and interest rates on the market value of our foreign currency forward contracts, cross-currency basis swap, and interest rate swaps.

Income Taxes

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	% Increase (Decrease) 2010 vs. 2009
(in CAD$ millions except percentages)

Current income tax expense	1	2	(50%)
Future income tax expense	11	2	450%
Total income tax expense	12	4	200%

The income tax expense for the three months ended March 31, 2010 was $12 million compared to $4 million for the same period in 2009.  This difference is mainly due to higher earnings before taxes which were $92 million in 2010 versus a loss in 2009 of $35 million.

Backlog

Contracted revenue backlog represents our expected future revenue (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity, under contract through its expiration date. We do not make the assumption that a given contract will be renewed beyond its stated expiration date. Our contracted revenue backlog is attributable to satellites currently in-orbit, Nimiq 6 and Telstar 14R which are currently under construction and the recently announced Anik G1 satellite.  As of March 31, 2010, our contracted backlog, including the Nimiq 6, Telstar 14R and Anik G1 satellites, was approximately $5.8 billion. This amount includes approximately $391 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if one of our in-orbit satellites stopped operating or one of our newly constructed satellite failed at launch, we would be obligated to return the customer prepayments made under service agreements for that satellite. Those repayments would be funded by insurance proceeds, cash on hand and/or funds available under our revolving credit facility. Also, if the launch of a satellite was significantly delayed, our customer could exercise a right of termination under its service agreement and we may in such instance be obligated to return certain prepayments received from the customer plus interest.

We expect our backlog to be recognized as follows:

					2014 and
	2010	2011	2012	2013	thereafter
(in CAD$ millions)

Backlog	460	536	486	486	3,793

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2010, we had $230 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility (as defined below). We believe that cash and short-term investments as at March 31, 2010, cash flow from operations, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirement for the next twelve months for activities in the normal course of business, including interest and required principal payments on debt, as well as planned capital expenditures.

We believe we have adopted conservative policies relating to and governing the investment of our surplus cash. The investment policy does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return. The investment policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities, requires certain mandatory reporting activity and discusses review of the portfolio. We operate our investment program under the guidelines of our investment policy.

Cash Flows From Operating Activities

Cash generated from operating activities for the three months ended March 31, 2010 was $114 million.  Sources of cash were primarily driven by improved positive cash flow from operations, customer prepayments for future satellite services on Nimiq 6 and from working capital.

Cash generated from operating activities for the three months ended March 31, 2009 was $101 million.  Sources of cash were primarily driven by positive cash flow from operations, customer prepayments and from working capital.

Cash Flows Used in Investing Activities

Cash used in investing activities for the three months ended March 31, 2010 was $28 million.  This consisted of cash outflows related to capital expenditures of $34 million primarily due to the construction of the Telstar 14R and Nimiq 6 satellites, reduced by $6 million of proceeds collected on deferred payment related to the termination of the Company’s leasehold interest in the Telstar 10 satellite. We will continue to use a significant amount of cash for future capital spending over the coming years with the on-going construction of Telstar 14R, Nimiq 6 and the construction on Anik G1 which is scheduled to commence in Q2.

Cash used in investing activities for the three months ended March 31, 2009 was $92 million and was primarily due to the Telstar 11N and Nimiq 5 satellites which were successfully launched in February 2009 and September 2009, respectively.

Cash Flows Used in Financing Activities

Cash used by financing activities for the three months ended March 31, 2010 was $10 million and was due to the scheduled principal payments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below) of $7 million, capital lease payments of $1 million and satellite performance incentive payments of $2 million.

Cash used by financing activities for the three months ended March 31, 2009 was $12 million, primarily due to scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility of $9 million, capital lease payments of $2 million and satellite performance incentive payments of $1 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations, in addition to cash on hand and available credit facilities, will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Telstar 14R, Nimiq 6 and Anik G1, as well as any other satellite replacement or expansion program will require significant capital expenditures.  Where economically feasible, we may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.  In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that Credit Facility.  Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction.  However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

We maintain a minimum target of approximately $25 million in cash and cash equivalents within our subsidiary operating entities for the management of our liquidity.  Our intention is to maintain at least this level of cash and cash equivalents to assist with the day-to-day management of our cash flows.  We may typically transfer funds between subsidiary entities without restriction.  Exceptions, where restrictions apply, include transfers to and from unrestricted subsidiaries, as defined in borrowing arrangements.  Transfers across international boundaries may be subject to withholding taxes or local legal restrictions, including foreign exchange controls or solvency tests governing dividends.

Debt

Telesat Canada has senior secured credit facilities (the “Credit Facility”) arranged with a syndicate of banks. The Credit Facility is guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.

The Credit Facility

The Credit Facility is secured by substantially all of our assets.  Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates.  We were also required to enter into swap agreements that will effectively fix or cap the interest rates on at least 50% of our funded debt for a three year period ending October 31, 2010.  Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally 1/4 of 1% of the initial aggregate principal amount.

The Credit Facility consists of several tranches, which are described below.

i - Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012.  Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid.  The Revolving Facility currently has an unused commitment fee of 37.5 basis points that is subject to adjustment based upon a leverage pricing grid.  As of March 31, 2010, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

 ii - Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012.  As of March 31, 2010, $182.5 million of the facility was drawn, which represents the full amount available following the mandatory repayments in 2008, 2009 and the first quarter of 2010.  The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points.  The required repayments on the Canadian term loan facility are $12.5 million for the remainder of 2010.

iii - U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a US$1.9 billion ($2.0 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014.  The U.S. Term Loan Facility is made up of two facilities, a US$1.8 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility.  As of March 31, 2010, the amounts drawn, which represent the full amounts available under these facilities, were US$1.7 billion ($1.7 billion) and US$147.4 million ($149.6 million) respectively following the mandatory repayments in 2008, 2009 and the first quarter of 2010.  The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

The U.S. Term Loan II Facility is a 12 month delayed draw facility for satellite capital expenditures and has an unused commitment fee of ½ the applicable margin which was 150 basis points.  The facility was fully drawn at March 31, 2010.

In order to hedge our currency risk over the life of the loans, we have a currency basis swap to synthetically convert US$1.1 billion of U.S. dollar commitment to $1.2 billion.  This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount.  As of March 31, 2010, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Notes due November 1, 2015

The Senior Notes bear interest at an annual rate of 11.0% and are due November 1, 2015.  The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of March 31, 2010, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due 2015 and 12.5% Senior Subordinated Notes due 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Notes and the Senior Subordinated Notes.  Our estimated interest expense for the remainder of 2010 is approximately $192 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments.  We have no outstanding forward contracts at March 31, 2010.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert US$1.1 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt.  As of March 31, 2010, the fair value of this derivative contract was a liability of $176.5 million.  Any non-cash loss (or gain) will remain unrealized until this contract is settled.  The contract is due October 31, 2014.

On November 30, 2007, we entered into a series of five interest rate swaps to fix interest rates on US$600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years.  On August 25, 2009, we entered into delayed-start interest rate swaps related to the $630 million of Canadian dollar denominated debt to extend their maturities to October 31, 2014.  On October 1, 2009, we entered into a delayed-start interest rate swap for an additional CAD$300 million to fix the interest rate on Canadian dollar denominated debt from January 2011 to October 2014.  As of March 31, 2010, the fair value of these derivative contracts was a liability of $41.7 million.  Any non-cash loss (or gain) will remain unrealized until the contracts are settled.  These contracts mature on various dates between October 31, 2010 and October 31, 2014.

Capital Expenditures

We have entered into contracts for construction and launch of the Telstar 14R satellite and the Nimiq 6 satellite.  The outstanding commitments as of March 31, 2010 on these contracts are approximately $385 million or US$380 million. We also anticipate entering into a contract for the construction of Anik G1 before the end of the second quarter. These expenditures will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We regularly monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars.  The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing.  We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at March 31, 2010 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 44% of our revenue for the three months ended March 31, 2010, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. In the first quarter of fiscal 2010, as a result of the strengthening Canadian dollar, we recorded foreign exchange gains of approximately $113 million, prior to any impact on hedging instruments. For 2009, we recorded a loss of approximately $101 million for the comparable quarter.

As at March 31, 2010, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net earnings by approximately $154.5 million and increased (decreased) other comprehensive income by $1.9 million. This analysis assumes that all other variables, in particular, interest rates, remain constant. The closing exchange rate as at March 31, 2010 was 1.0153.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable rate financing.  Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk.  Our policy is that we do not use derivative instruments for speculative purposes.

We use the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites;

•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and

•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, and our derivative instruments and other financial instruments that are sensitive to changes in foreign exchange rates, including currency forwards and our cross-currency basis swap.  The information is reported in Canadian dollar equivalents, which is our reporting currency.

Interest Rate Sensitivity

March 31, 2010
(CAD Equivalent in millions)

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Liabilities
Long-term Debt
Variable rate (CAD denominated)	12.5	90.0	80.0	-	-	-	182.5	174.3
Average interest rate	3.32%	4.17%	4.82%	-	-	-

Variable rate (USD denominated)	14.5	19.3	19.3	19.3	1,818.8	-	1,891.2	1,863.0
Average interest rate	3.30%	3.66%	4.31%	4.92%	5.34%	-

Fixed rate (USD denominated)	-	-	-	-	-	923.9	923.9	1,039.0
Average interest rate	-	-	-	-	-	11.36%	11.36%

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Interest Rate Derivatives
Interest Rate Swaps
Variable to Fixed (CAD notional)	-	300.0	-	-	930.0	-	1,230.0	(14.7)
Average pay rate	-	4.40%	-	-	3.28%	-
Average receive rate	-	1.42%	-	-	3.01%	-

Variable to Fixed (USD notional)	101.5	507.7	-	-	-	-	609.2	(27.0)
Average pay rate	3.79%	3.99%	-	-	-	-
Average receive rate	0.30%	0.66%	-	-	-	-

Exchange Rate Sensitivity

March 31, 2010
(CAD Equivalent in millions)
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
On-Balance Sheet Financial Instruments
USD Functional Currency
Assets
Derivative Assets (Cross currency basis swap)	9.2	12.2	12.2	12.2	1,150.9	-	1,196.7	(176.5)

Liabilities
USD denominated long-term debt
Variable rate (USD denominated)	14.5	19.3	19.3	19.3	1,818.8	-	1,891.2	1,863.0
Average interest rate	3.30%	3.66%	4.31%	4.92%	5.34%	-

Fixed rate (USD denominated)	-	-	-	-	-	923.9	923.9	1,039.0
Average interest rate	-	-	-	-	-	11.36%	11.36%

Non-GAAP Measures

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Telesat’s Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral in mezzanine securities.  Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss.  Deductions which are made in calculating Telesat’s Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period.  Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP.  Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements.  We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes.  Consolidated EBITDA for Covenant Purposes is a material component of these covenants.  Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions.  Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies.  We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of earnings (loss) before income taxes, which is a GAAP measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements.  The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Twelve Months Ended March 31, 2010	Year Ended December 31, 2009
(in CAD$ millions except percentages)

Earnings before income taxes	545.5	419.0
Less: impact of unrestricted subsidiary	0.5	0.9
Consolidated earnings for Covenant Purposes	546.0	419.9
Plus:
Interest expense (note 1)	266.2	271.3
Depreciation expense (note 1)	199.3	198.2
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to FASB No. 141	54.5	54.2
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	232.7	134.4
Other	20.3	23.1
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	-	-
Currency transaction losses (gain)	(715.0)	(500.7)
Other	(41.5)	(40.9)
Consolidated EBITDA for Covenant Purposes	562.5	559.5

Note 1: Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Debt  for Covenant Purposes

Consolidated Total Debt for Covenant Purposes is a non-GAAP measure.  We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants.  We believe the disclosure of the calculation of Consolidated Total Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

	As at March 31, 2010	As at December 31, 2009
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,715.5	1,719.9
U.S. Term Loan II (USD$)	147.4	147.7
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,772.9	2,777.6
Foreign exchange adjustment	42.4	147.8
Subtotal (CAD$)	2,815.3	2,925.4
Debt issue expense	(70.4)	(73.1)

CAD denominated debt
Canadian Term Loan	182.5	185.0
Revolving facility	-	-
Other debt financing	-	-
Debt financing	2,927.4	3,037.3

(in CAD $ millions)
Debt financing	2,927.4	3,037.3
Adjustment for Covenant Purposes:
Unrestricted subsidiary	(19.8)	(20.0)
Debt issue expense	70.4	73.1
Capital leases	19.8	21.3
Cross currency basis swap adjustment	150.6	111.9
Other	0.2	0.3
Cash (adjusted for unrestricted subsidiaries)	(228.5)	(154.2)
Consolidated Total Debt for Covenant Purposes	2,920.1	3,069.7

Interest Expense for Covenant Purposes

Interest Expense for Covenant Purposes is a non-GAAP measure.  We believe that the inclusion of Interest Expense for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants.  We believe the disclosure of the calculation of Interest Expense for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

	Twelve Months Ended March 31, 2010	Year Ended December 31, 2009
(in CAD$ millions)

Interest expense	268.4	273.6

Adjustment for Covenant Purposes:
Capitalized interest	11.6	19.4
Dividends on preferred shares (non-cash)	(13.3)	(13.5)
Amortization of financing costs	(12.9)	(12.7)
Cash interest income	(1.1)	(0.7)
Other	5.4	5.4
Effect of unrestricted subsidiary	(2.1)	(2.3)
Interest expense for Covenant Purposes	256.0	269.2

As of March 31, 2010, Telesat’s Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 5.19:1, which was less than the maximum test ratio of 8.0:1.  The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.20:1, which was greater than the minimum test ratio of 1.35:1.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period.  Actual results could differ from estimates.  Some of the most significant estimates impact: revenue, satellites, property and other equipment, finite life intangible assets, goodwill, contingencies and income taxes.  For more details on these estimates please refer to the management’s discussion and analysis of financial condition and results of operation contained in Telesat Canada’s Form 20-F for the period ended December 31, 2009 filed with the SEC on March 3, 2010.

Accounting Standards

Changes in Accounting Policies

The Company has prepared the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to interim consolidated financial statements. These financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

There were no new accounting policies adopted in the current fiscal quarter.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its ‘‘Implementation Plan for Incorporating International Financial Reporting Standards (‘‘IFRS’’) into Canadian GAAP’’.   This Plan will result in having publicly accountable enterprises being fully converged with IFRS as issued by the International Accounting Standards Board over a transitional period to be complete by 2011. As an SEC foreign private issuer, the Company has the option of adopting IFRS or moving to U.S. GAAP.  We have decided to adopt IFRS with a transition date of January 1, 2010, and we will be required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, the date we have selected for adoption.

New pronouncements are expected to be issued during this transitional period and as a result, the IFRS as at the transition date are expected to differ from their current form.  In August 2008, the United States Securities and Exchange Commission (“SEC”) issued a proposed ‘‘road map’’ that would permit certain United States reporting issuers to use IFRS for their filings.  In February 2010, the SEC announced that a decision on whether to incorporate IFRS into the United States financial reporting system will be made by 2011, at which time an updated timeline for this implementation will be announced.  With this revised timeline, it is unlikely that the usage of IFRS by United States reporting issuers would occur before 2015.

We commenced our IFRS conversion project during 2009 and established a formal project governance structure, including an IFRS Steering Committee.  The IFRS Steering Committee consists of senior management members from finance, treasury and investor relations, information technology and legal. The IFRS Steering Committee meets on a regular basis to monitor the progress of the project and make critical decisions in the transition to IFRS.  An external advisor has also been engaged to work with our dedicated project team to complete the conversion project.

Planning and Governance

The conversion project has several phases that have to be completed in order to begin reporting under IFRS:

-	Initial assessment and scoping phase, including the identification of significant differences between existing Canadian GAAP and IFRS with respect to our relevant circumstances;

-
Analysis phase, including analysis of the impact of significant differences between existing Canadian GAAP and IFRS relating to our current accounting policies and the impact on our information technology, internal control over financial reporting, disclosure controls and procedures, training requirements and business activities;

-	Accounting policy selection phase, including the identification, evaluation and selection of the specific accounting policies available under IFRS; and

-	Embedding phase, which will integrate our accounting policy selections into our underlying financial system and processes.

Initial Assessment and Scoping Phase

We have completed the initial assessment and scoping phase. The objective of the initial assessment and scoping phase was to identify the significant differences between IFRS and Canadian GAAP that could be significant to the Company, to develop a formal project plan, and identify the internal stakeholders and areas of the Company that may be affected by the conversion to IFRS.

Analysis and Accounting Policy Selection Phases

We are currently working on the analysis and accounting policy selection phases of our IFRS project.   The objective of these two phases is to evaluate the differences between IFRS and Canadian GAAP that are applicable to the Company, assess the impact of the differences on the financial position of the Company, and select the accounting policies to be applied by the Company when it begins reporting under IFRS in 2011.   The analysis phase also includes our IFRS training plan and the assessment of the impact of the identified IFRS differences on the Company’s contractual and compensation arrangements, as well as the impact on our internal control over financial reporting and disclosure controls and procedures.  It is expected that the analysis phase of the project will be completed by the end of the second quarter of 2010, while the accounting policy selection phase is expected to be completed in the third quarter of 2010.  The status of each of the key activities as of the date of this report is summarized below.

First-Time Adoption of IFRS

Our financial statements for the year ended December 31, 2011, including comparative amounts for 2010, will be prepared in accordance with IFRS.  IFRS 1, First-Time Adoption of International Financial Reporting Standards, generally requires that IFRS be applied on a retrospective basis in the opening balance sheet as at January 1, 2010.  IFRS 1 also provides certain mandatory exceptions and elective exemptions to retrospective application.  We expect that our IFRS 1 elections will be approved by senior management in the third quarter of 2010, once we have completed our analysis of and quantified the financial statement impact of each exemption.

Accounting Policies under IFRS

As we complete our analysis of IFRS and the comparison of our accounting policies under Canadian GAAP, we are identifying a number of differences.  Many of these differences are not expected to have a significant impact on our financial position or results of operations; however at this stage of the project, we have not quantified the impact of these differences.

A summary of the significant differences between Canadian GAAP and IFRS and accounting policy choices are summarized below:

Impairment of Assets

Asset impairments are identified and measured using a one-step approach under IFRS whereby the carrying value of the assets is compared to the greater of their fair value less costs to sell and their value-in-use (discounted future cash flows).   In comparison, asset impairments are identified under Canadian GAAP by comparing the carrying value of the assets to their associated undiscounted future cash flows.  The carrying value of the assets, other than goodwill and indefinite lived intangible assets, is only compared to the fair value of the assets under Canadian GAAP if the carrying value exceeds the undiscounted future cash flows of the asset or group of assets.  In addition under IFRS, unlike Canadian GAAP, impairments of assets, other than goodwill and indefinite lived intangible assets, may be reversed in future periods if the circumstances that led to the original impairment change such that the previously calculated impairment is reduced or eliminated.

Amortization of Satellites, Property and Other Equipment

IFRS requires that property, plant and equipment be accounted for on a component basis.  The useful life of each significant component must be separately identified.  It is our accounting policy under Canadian GAAP, and will continue to be our accounting policy under IFRS, to amortize our satellites, property and other equipment using the straight-line method over their estimated useful lives.  Under Canadian GAAP, in some cases we have grouped assets and amortized these assets over the estimated average useful life of the asset group.  Under IFRS, where these assets are significant, they will be componentized and assigned a specific useful life, and will be amortized on an individual basis.

Provisions

Under IFRS provisions are recorded when an outflow of resources is probable, which is lower than the “likely” threshold under Canadian GAAP.  In addition, there are differences in the methodologies for estimating provisions under IFRS, and there is no exemption from the recognition of constructive liabilities for asset retirement obligations and restructuring liabilities as there is under Canadian GAAP.

Employee Future Benefits

IFRS provides an accounting policy choice for the recognition of actuarial gains and losses relating to our defined benefit pension benefit plans.  Such actuarial gains and losses may be accounted for under the corridor approach, which is our accounting policy under Canadian GAAP, or they may be recorded directly to equity with no impact on earnings or directly in earnings in the period in which they are incurred.

In addition to the above noted accounting policy differences between IFRS and Canadian GAAP, IFRS requires more extensive financial statements disclosures in many cases.  As we complete this phase of the conversion project, we will disclose further significant differences in our accounting policies between Canadian GAAP and IFRS as they are identified.

Training

Detailed formal IFRS training has been provided to all finance employees who are involved in the IFRS convergence project or who will be directly responsible for accounting under IFRS after the transition is complete.  In addition, general IFRS training will be provided to a broader group of finance employees, and employees from other areas of the Company who will be impacted by IFRS.  This training will be completed by the fourth quarter of 2010.

Contractual and Compensation Arrangements

A preliminary assessment of the impact of IFRS differences on the Company’s financial covenants has been completed and the impact is not expected to be significant; however a final assessment will be completed once all IFRS differences have been quantified.  The assessment of the impact of IFRS differences on the Company’s compensation arrangements will be completed by the end of the third quarter of 2010.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

The implications of IFRS differences on the Company’s internal control over financial reporting are identified during the assessment of each IFRS standard, and the resulting process changes will be evaluated by the Company’s Control Compliance group as they are implemented throughout 2010.

The Company began making MD&A disclosures in December 2009 related to our conversion to IFRS and will continue to provide updated disclosures on a quarterly basis as the project progresses throughout 2010. Please refer to the management’s discussion and analysis of financial condition and results of operation contained in Telesat Canada’s Form 20-F for the period ended December 31, 2009 filed with the SEC on March 3, 2010.   The IFRS project steering committee meets on a regular basis to track the progress of the project and review the impact of the identified differences between IFRS and Canadian GAAP on our financial position, financial statement disclosures, and MD&A disclosures.

Embedding Phase

We expect to begin the embedding phase of our IFRS implementation in the third quarter of 2010, with retrospective application to January 1, 2010.  As part of our embedding phase, we will effectively have to maintain two parallel books of account: one set will use the existing version of Canadian GAAP for reporting during the year, the second set will use the existing version of IFRS for comparative reporting to be used in 2011. The International Accounting Standards Board continues to develop the IFRS currently in place, and we continually assess the impact to these developments on our IFRS conversion plan.

Recent U.S. Accounting Pronouncements

There were no new U.S. accounting pronouncements with significant impact on the Company for the quarter ended March 31, 2010.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II.  OTHER INFORMATION

Item 1.	Legal Proceedings

We discuss certain legal proceedings in Telesat Canada's Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC, in the section titled "Legal Proceedings".  We refer the reader to that discussion for information concerning those proceedings.

In that Annual Report on Form 20-F, we describe a dispute with the Société Radio-Canada/Canadian Broadcasting Corporation (“CBC”) pending in the Superior Court of Justice of Ontario.  On March 30, 2010, Telesat Canada and CBC entered into a settlement of the litigation pursuant to which the claim will be dismissed.  The terms of the settlement were non-monetary and will not have a material effect on Telesat Canada’s operations or results.

Item 1A.	Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties.

The most significant of the known risks are summarized in, and the reader's attention is directed to, the section titled "Risk Factors" of Telesat Canada's Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC.  There are no material changes to those risk factors.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Submission of Matter to a Vote of Securities Holders

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

Not applicable.